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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 39398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2003___ AND ENDING _12/31/2003_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRESIDIO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 E. FT. LOWELL

(No. and Street)

TUCSON   ARIZONA   85719

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS K. FURRIER   (520) 881-4900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHARLES L. CHARVOZ, CPA – CHARVOZ MAY & COMPANY, PC   TELE. (520)795-3112

(Name – *if individual, state last, first, middle name*)

6840 N. ORACLE ROAD, SUITE 150, TUCSON   ARIZONA   85704

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 2 6 2004 WASH. D.C. 181 PROCESSING SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



PROCESSED

MAR 25 2004

THOMSON
FINANCIAL



OATH OR AFFIRMATION

I, _____HALBERT D. LINDQUIST_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____PRESIDIO SECURITIES, INC._____ , as

of _____DECEMBER 31_____ , 20 03 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

_____

_____

_____
                                                   Signature

                                           PRESIDENT
                                           Title

_____Notary Public_____ 2-25-04

OFFICIAL SEAL
LINDA J. WILSON
NOTARY PUBLIC - ARIZONA
PIMA COUNTY
My Comm. Expires 8/15/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO SECURITIES, INC.

Form X-17A-5
December 31, 2003
(With Report of Independent Auditors)

CHARVOZ MAY & COMPANY, PC

Certified Public Accountants - Business Consultants

Charles L. Charvoz
E. Joe May

Lynne A. Himmer
Henry J. Fortino

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Presidio Securities, Inc.
Tucson, Arizona

We have audited the accompanying statements of financial condition of Presidio Securities, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Charvoz May & Company PC

Tucson, Arizona
January 20, 2004

1

6840 N. Oracle Road, Suite 150 ∘ Tucson, Arizona 85704 ∘ Phone (520) 795-3112

PRESIDIO SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	2003	2002
Current Assets:		
Cash and cash equivalents	$460,296	$253,009
Deposit - NASD account	607	
Total Current Assets	460,903	253,009
Property and Equipment, net of accumulated depreciation of $28,702 and $16,959 for 2003 and 2002, respectively	15	478
Total Assets	$460,918	$253,487

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Current Liabilities:		
Accounts payable and accrued expenses	$6,092	$366
Total Current Liabilities	6,092	366
STOCKHOLDER'S EQUITY		
Common Stock: no par value, 1,000,000 shares authorized, 200 shares issued and outstanding	2,000	2,000
Additional paid-in capital	23,000	23,000
Retained earnings	429,826	228,121
Total Stockholder's Equity	454,826	253,121
Total Liabilities and Stockholder's Equity	$460,918	$253,487

See accompanying notes to financial statements.

2

PRESIDIO SECURITIES, INC.

STATEMENTS OF OPERATIONS

| | | For The Years Ended December 31, | |
		2003	2002
REVENUES:			
Commissions		$1,386,454	$1,664,133
Interest		1,991	4,495
	Total Revenues	**1,388,445**	**1,668,628**
EXPENSES:			
Payroll and payroll taxes		738,829	1,210,587
Clearing costs		124,483	143,234
Professional fees		43,145	32,748
Profit sharing		105,509	138,027
General and administrative		174,774	140,654
	Total Expenses	**1,186,740**	**1,665,250**
	Net Income	**$201,705**	**$3,378**

See accompanying notes to financial statements.

PRESIDIO SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2002	$2,000	$23,000	$224,743	$249,743
Net Income for 2002			3,378	3,378
Balances at December 31, 2002	2,000	23,000	228,121	253,121
Net Income for 2003			201,705	201,705
Balances at December 31, 2003	$2,000	$23,000	$429,826	$454,826

See accompanying notes to financial statements.

PRESIDIO SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,	
	2003	2002
Cash flows from operating activities:		
Net income	$201,705	$3,378
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	11,743	2,747
Increase (decrease) in cash resulting from changes in:		
Deposit - NASD account	(607)	1,908
Receivables - Bear, Stearns & Company, Inc.		
Accounts payable and accrued expenses	5,726	(1,673)
Total Adjustments	16,862	2,982
Net Cash Provided By Operating Activities	**218,567**	**6,360**
Cash flows from investing activities:		
Property and equipment acquisitions	(11,280)	(1,938)
Net Cash Used For Investing Activities	**(11,280)**	**(1,938)**
Net Increase in Cash and Cash Equivalents	207,287	4,422
Cash and Cash Equivalents - Beginning of Year	253,009	248,587
Cash and Cash Equivalents - End of Year	**$460,296**	**$253,009**

See accompanying notes to financial statements.

PRESIDIO SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A – NATURE OF OPERATIONS, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

Nature of Operations
Presidio Securities, Inc. (the Company) was incorporated in the State of Arizona on September 24, 1987, commenced operations in 1988, and is a securities broker and dealer under the Securities Exchange Act of 1934. Bear, Stearns & Co., Inc. (Bear Stearns) acts as the Company's clearing broker to carry and clear, on a fully disclosed basis, the Company's customer accounts. The majority of the Company's commissions are generated from 5-10 institutional clients generally located in the Midwestern and Eastern U.S.

Summary of Significant Accounting Policies
The accounting policies followed by the Company and the methods of applying those policies, which materially affect the determination of its financial position, results of operations, or cash flows are summarized below.

Statement of Cash Flows – Cash Equivalents: The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2003 and 2002 include only a money market account and demand deposit accounts.

Basis of Presentation: The Company's financial statements are prepared on the accrual basis of accounting and are prepared in accordance with U.S. generally accepted accounting principles.

Receivables: The Company uses the allowance method for recording bad debts. Management considers its receivables to be fully collectable.

Property and Equipment: Property and equipment are carried at cost. Depreciation is computed using accelerated methods with estimated lives of five to seven years.

Revenue Recognition: Commission revenues and the related expenses are recorded on the trade date.

Income Taxes: The Company, with the consent of its stockholder, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual income tax returns. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

PRESIDIO SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A – NATURE OF OPERATIONS, SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES AND USE OF ESTIMATES (continued)

Use of Estimates in the Preparation of Financial Statement Amounts
The preparation of financial statements in conformity with generally accepted accounting
principles requires management to make estimates and assumptions that affect the
reported amounts of assets and liabilities and disclosure of contingent assets and
liabilities at the date of the financials statements and reported amounts of revenues and
expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – LIQUID CAPITAL REQUIREMENT

The Company is subject to the maintenance of minimum liquid capital of the greatest of
$5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2003, the Company had
liquid capital of $454,204, which was $449,204 in excess of its required minimum
capital. Additionally, the Company is subject to certain requirements under its clearing
agreement with Bear Stearns (see Note F).

NOTE C – PENSION PLAN

The Company's employees are eligible to participate in a qualified profit-sharing plan
(the Plan). The Plan covers substantially all full-time employees who have completed
three months of service (at least 250 hours) and have attained age 21. The Plan provides
for contributions by the Company in such amounts as may be determined by the Board of
Directors, but not in excess of the amount permitted by the Internal Revenue Code.
Participants vest over a four-year graduated period with respect to employer
contributions. The Company's profit-sharing contribution was $105,509 and $138,027 for
December 31, 2003 and 2002, respectively.

NOTE D – COMMISSION REVENUE

The Company provides securities brokerage services to various financial institutions. The
Company purchases investments securities on behalf of financial institutions and
simultaneously clears their trades through a national brokerage house. The Company and
the brokerage house have a fee-sharing arrangement based upon the nature of the trades
cleared. The same brokerage house clears all of the Company's commission revenues.
There were no securities held by the Company at December 31, 2003 or 2002.

PRESIDIO SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE E – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure in excess of the FDIC insurance coverage limit of $100,000. At December 31, 2003 the company had cash balances in excess of the FDIC insurance limits totaling approximately $270,000.

During 2003, three customers represented approximately 72% of the buying portion of the Company's trades, and two customers represented approximately 79% of the selling side of the Company's trades.

NOTE F -- COMMITTMENTS

The Company, under its clearing agreement with Bear Stearns, is required to maintain either $100,000 in an interest bearing account with Bear Stearns or to maintain a $100,000 irrevocable letter of credit for the benefit of Bear Stearns as security for any amounts payable to Bear Stearns under the agreement. The Company maintained the irrevocable letter of credit for the entire year of 2003.

PRESIDIO SECURITIES, INC.

SCHEDULE 1

COMPUTATION OF LIQUID CAPITAL IN EXCESS OF REQUIRED AMOUNT

December 31, 2003

Total Capital at December 31, 2003:
    Stockholder's equity $ 454,826

Adjustments:

Less non-allowable assets:
    Property and equipment   (15)
    Deposit – NASD account   (607)

Other additions and/or allowable credits: -

Total Adjustments   (622)

Liquid capital   454,204

Minimum capital required   5,000

Liquid Capital In Excess Of Required Amount $ 449,204

Note: There are no material differences between the audited computation of liquid capital and the unaudited computation of liquid capital in the Company's quarterly Focus Report part IIA filing for December 31, 2003.

See accompanying report of independent auditors.

CHARVOZ MAY & COMPANY, PC

Certified Public Accountants - Business Consultants

Charles L. Charvoz
E. Joe May

Lynne A. Himmer
Henry J. Fortino

Independent Auditor's Report on Internal Control

The Board of Directors
Presidio Securities, Inc.
Tucson, Arizona

In planning and performing our audit of the financial statements of Presidio Securities, Inc. as of December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of liquid capital and the procedures for determining compliance with the provisions for exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the controls and the practices and procedures expected to achieve the Company's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in internal control or the practices referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6840 N. Oracle Road, Suite 150 ∘ Tucson, Arizona 85704 ∘ Phone (520) 795-3112

The Board of Directors
Presidio Securities, Inc.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, Management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Tucson, Arizona
January 20, 2004

11

CHARVOZ MAY & COMPANY, PC